MS&P CPA's & Advisors

Michael A. Pivoz   Peijin Wu Hoppe
Mark L. Smith   Jason L. Pivoz
Jeffry A. Campeau   Robert E. Mellen

MS&P

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CIG Securities, Inc.
Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CIG Securities, Inc., as of December 31, 2018, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CIG Securities, Inc. as of December 31,2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Auditors' Report on Supplementary Information

The information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 as of December 31, 2018 (the "Supplementary Information"), has been subjected to audit procedures performed in conjunction with the audit of CIG Securities, Inc.'s financial statements. The Supplementary Information is the responsibility of the entity's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CIG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CONFIDENTIAL

Mellen, Smith & Pivoz, PLC • Certified Public Accountants
30800 Telegraph Rd. • Suite 2800 • Bingham Farms, MI 48025 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Mellen, Smith & Pivoz

We have served as CIG Securities, Inc.'s auditor since 2016.

Bingham Farms, Michigan

February 28, 2019

CONFIDENTIAL